**Actively Black, Inc.** (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021, 2022, & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
Actively Black, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021, 2022, & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter Regarding Going Concern**
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
September 18, 2024
Vincenzo Mongio

**Statement of Financial Position**

| | As of December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| ASSETS | | | |
| Current Assets | | | |
| Cash and Cash Equivalents | 453,579 | 1,315,241 | 639,788 |
| Inventory | 2,365,163 | 2,426,044 | 948,722 |
| Prepaid Expenses | 150,000 | - | - |
| Total Current Assets | 2,968,742 | 3,741,285 | 1,588,509 |
| Non-current Assets | | | |
| Notes Receivable - Related Party | 163,848 | 168,848 | 25,937 |
| Computers, Office Equipment, & Vehicle, net of Accumulated Depreciation | 147,786 | 191,191 | 5,844 |
| Total Non-Current Assets | 311,634 | 360,039 | 31,781 |
| TOTAL ASSETS | 3,280,376 | 4,101,324 | 1,620,290 |
| | | | |
| LIABILITIES AND EQUITY | | | |
| Liabilities | | | |
| Current Liabilities | | | |
| Accounts Payable | 1,382,533 | 909,459 | 137,932 |
| Sales Tax Payable | 199,861 | 67,430 | 21,978 |
| Gift Card Liability | 98,825 | 42,756 | 15,643 |
| Unearned Revenue | 53,478 | - | - |
| Notes Payable | 269,082 | - | - |
| Notes Payable - Related Party | 46,676 | 100,000 | 100,000 |
| Total Current Liabilities | 2,050,454 | 1,119,644 | 275,554 |
| Long-term Liabilities | | | |
| Notes Payable | - | - | 39,461 |
| Total Long-Term Liabilities | - | - | 39,461 |
| TOTAL LIABILITIES | 2,050,454 | 1,119,644 | 315,015 |
| EQUITY | | | |
| Preferred Stock | 308 | 276 | 53 |
| Additional Paid in Capital | 9,980,748 | 7,717,148 | 1,961,758 |
| Accumulated Deficit | (8,751,133) | (4,735,744) | (656,535) |
| Total Equity | 1,229,922 | 2,981,680 | 1,305,276 |
| TOTAL LIABILITIES AND EQUITY | 3,280,376 | 4,101,324 | 1,620,290 |

## Statement of Operations

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| Revenue | 7,507,925 | 5,296,239 | 2,080,365 |
| Cost of Revenue | 4,609,006 | 2,737,701 | 1,481,947 |
| Gross Profit | 2,898,918 | 2,558,538 | 598,418 |
| Operating Expenses | | | |
| Advertising and Marketing | 3,996,087 | 2,728,906 | 657,916 |
| General and Administrative | 2,246,955 | 3,514,459 | 488,364 |
| Research and Development | 13,690 | 266,334 | 38,041 |
| Rent and Lease | 92,065 | 110,800 | 28,800 |
| Depreciation | 38,792 | 7,417 | 165 |
| Total Operating Expenses | 6,387,589 | 6,627,916 | 1,213,286 |
| Operating Income (loss) | (3,488,671) | (4,069,378) | (614,867) |
| Other Income | | | |
| Other | 612 | 169 | - |
| Total Other Income | 612 | 169 | - |
| Other Expense | | | |
| Interest Expense and Loan Fees | 172,113 | 10,000 | 48,262 |
| Other | 355,217 | - | - |
| Total Other Expense | 527,330 | 10,000 | 48,262 |
| Earnings Before Income Taxes | (4,015,389) | (4,079,209) | (663,129) |
| Provision for Income Tax Expense/(Benefit) | - | - | - |
| Net Income (loss) | (4,015,389) | (4,079,209) | (663,129) |

## Statement of Changes in Shareholder Equity

| | Common Stock | | Preferred Stock | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | **# of Shares Amount** | **$ Amount** | **# of Shares Amount** | **$ Amount** | **APIC** | **Accumulated Deficit** | **Total Shareholder Equity** |
| Beginning Balance at 1/1/2021 | 6,500,000 | - | - | - | - | 6,594 | 6,594 |
| Issuance of Preferred Stock | - | - | 527,148 | 53 | 1,989,947 | - | 1,990,000 |
| Distribution to Owners | - | - | - | - | (28,189) | - | (28,189) |
| Net Income (Loss) | - | - | - | - | - | (663,129) | (663,129) |
| Ending Balance 12/31/2021 | 6,500,000 | - | 527,148 | 53 | 1,961,758 | (656,535) | 1,305,276 |
| Issuance of Preferred Stock | - | - | 2,228,628 | 223 | 4,499,776 | - | 4,499,999 |
| Paid-in Capital | - | - | - | - | 1,349,999 | - | 1,349,999 |
| Distribution to Owners | - | - | - | - | (94,384) | - | (94,384) |
| Net Income (Loss) | - | - | - | - | - | (4,079,209) | (4,079,209) |
| Ending Balance 12/31/2022 | 6,500,000 | - | 2,755,776 | 276 | 7,717,148 | (4,735,744) | 2,981,680 |
| Issuance of Preferred Stock | - | - | 323,253 | 32 | 2,263,599 | - | 2,263,632 |
| Net Income (Loss) | - | - | - | - | - | (4,015,389) | (4,015,389) |
| Ending Balance 12/31/2023 | 6,500,000 | - | 3,079,029 | 308 | 9,980,748 | (8,751,133) | 1,229,922 |

## Statement of Cash Flows

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| OPERATING ACTIVITIES | | | |
| Net Income (Loss) | (4,015,389) | (4,079,209) | (663,129) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | | |
| Depreciation | 38,792 | 7,417 | 165 |
| Accounts Payable and Accrued Expenses | 473,074 | 771,526 | 137,932 |
| Inventory | 60,881 | (1,477,323) | (948,722) |
| Accounts Receivable | - | - | 13,591 |
| Sales Tax Payable | 132,431 | 45,451 | 19,976 |
| Gift Card Liability | 56,069 | 27,113 | 13,651 |
| Prepaid Expenses | (150,000) | - | - |
| Unearned Revenue | 53,478 | - | - |
| Other | 4,613 | - | (2,755) |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | 669,339 | (625,816) | (766,161) |
| Net Cash provided by (used in) Operating Activities | (3,346,050) | (4,705,025) | (1,429,290) |
| INVESTING ACTIVITIES | | | |
| Computer, Office Equipment, and Vehicle | - | (192,764) | (6,009) |
| Notes Receivable - Related Party | 5,000 | (142,911) | (25,937) |
| Net Cash provided by (used by) Investing Activities | 5,000 | (335,675) | (31,946) |
| FINANCING ACTIVITIES | | | |
| Proceeds from Preferred Shares | 32 | 223 | 53 |
| Additional Proceeds from Paid-in Capital | 2,263,599 | 5,755,390 | 1,961,758 |
| Repayment of Notes Payable - Related Party | (53,324) | | |
| Proceeds/(Repayment) from/(of) Notes Payable | 269,082 | (39,461) | 64,461 |
| Net Cash provided by (used in) Financing Activities | 2,479,389 | 5,716,152 | 2,026,272 |
| Cash at the beginning of period | 1,315,241 | 639,788 | 74,752 |
| Net Cash increase (decrease) for period | (861,662) | 675,453 | 565,036 |
| Cash at end of period | 453,579 | 1,315,241 | 639,788 |

**Actively Black, Inc.**
**Notes to the Unaudited Financial Statements**
**December 31st, 2023**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Actively Black, Inc ("the Company") was formed in Delaware on August 3rd, 2021. The Company plans to earn revenue by selling premium athleisure wear online. The Company's headquarters is in Los Angeles. The Company's primary customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Inventory

The Company had an inventory balance of $2,365,163 as of December 31$^{st}$, 2023, consisting of $1,497,067 in finished goods and $868,096 in finished goods inventory in transit.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31$^{st}$, 2023.

A summary of the Company's property and equipment is below.

| Property Type | Useful Life in Years | Cost |
|---|---|---|
| Computer & Office Equipment | 5 | 47,717 |
| Vehicle | 30 | 155,740 |
| **Cost Basis Total** | - | **203,457** |
| Less Accumulated Depreciation | - | (55,671) |
| **Grand Total: Book Value as of 12/31/23** | - | **147,785** |

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A related party has ownership interest in a separate entity that was loaned amounts equaling $163,848 as of December 31st, 2023. The note does not accrue interest and is due in 2024.

The Company was loaned $100,000 by a related party. The loan does not accrue interest and is due on demand. The balance of the loan was $46,676 as of December 31st, 2023.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

The Company has spent $355,000 on the development of a new app and website which has not been delivered by the contracted developer. As it was unlikely that any deliverables would be received by the developer, the Company recognized an expense (See Other Expenses line item on Statement of Operations). Legal actions must be taken to determine the possibility of recovering payments made to the developer. The likelihood of success and amount to be recovered is unknown as of the time of the review.

<u>Rent and Lease</u>

The Company was a party to a one-year lease agreement for which they rented office space requiring monthly payments of $7,416. Thereafter, rent will increase by 3% per year, commencing on February 5th of each year.

## NOTE 5 – LIABILITIES AND DEBT

The Company entered into a Shopify loan agreement totaling $615,000 with a required repayment amount of $694,950. The loan requires a repayment percentage of 17% of daily sales until fully repaid. The balance of the loan was $39,461 as of December 31st, 2021. The loan was fully repaid in 2022.

The Company entered into a loan agreement in 2023 for which they received $82,000 and were required to repay $86,920. The loan requires a repayment percentage of approximately 5% of daily sales until fully repaid. The balance of the loan was $48,243 as of December 31st, 2023. The loan was repaid in 2024.

On Jan 6th, 2023 and April 6th, 2023, the Company entered into working capital loans to assist with operational costs for which they received approximately $490,000 and $615,000 and are required to repay $553,700 and $694,950, respectively. The loans contain repayment percentages equal to 17% of daily sales until the entire amount is repaid. The balance of the loans was $220,838 as of December 31st, 2023.

See Note 3 – Related Party Transactions for details of related party loan.

**Debt Principal Maturities 5 Years Subsequent to 2023**

| Year | Amount |
|------------|-----------|
| 2024 | $315,757 |
| 2025 | - |
| 2026 | - |
| 2027 | - |
| 2028 | - |
| Thereafter | - |

## NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.0001 per share. 6,500,000 shares were issued and outstanding as of 2021, 2022, and 2023.

**Voting**: Common stockholders are entitled to one vote per share.

**Dividends**: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 2,755,776 preferred shares with a par value of $0.0001 per share. 527,148 shares were issued during a series seed preferred stock raise and outstanding as of 2021. An additional 2,228,628 and 323,253 shares were issued during a series A preferred stock raise and outstanding in 2022 and 2023, respectively. 3,079,029 preferred shares were issued and outstanding as of December 31$^{st}$, 2023.

**Voting**: Preferred shareholders have 1 vote for every common share they could own if converted.

**Dividends**: The holders of the Series Seed and Series A preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31$^{st}$, 2022, no dividends had been declared.

**Liquidation Preference**: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 18, 2024, the date these financial statements were available to be issued.

On Jan 17, 2024, the Company acquired a $100,000 line of credit to assist with operational costs.

On July 1, 2024, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) totaling $500,000 with a third party. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. The agreement does not contain a valuation cap.

In June of 2024, the Company entered into a Merchant Cash Advance Agreement for which they received $250,000 and are expected to repay $270,000 by remitting 15% of their daily sales through Shopify until the entire amount is repaid.

In June of 2024, the Company entered into a Merchant Cash Advance Agreement for which they received $421,000 and are expected to repay $458,890 by remitting 11% of their daily sales through Shopify and contains an 18-month term for which the entire amount must be repaid.

## NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.